UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38591

PDD Holdings Inc.

First Floor, 25 St Stephen’s Green,

Dublin 2, D02 XF99

Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒          Form 40-F    ☐

Appointment of Co-Chairman of the Board and new executive officers

The board of directors (the “Board”) of PDD Holdings Inc. (the “Company”) has appointed Mr. Jiazhen Zhao, director of the Company and Co-Chief Executive Officer (“Co-CEO”) as Co-Chairman of the Board, along with Mr. Lei Chen. Following the appointment, Mr. Zhao and Mr. Chen are now Co-Chairmen of the Board and Co-CEOs.

A founding member of the Company, Mr. Zhao was appointed as director and Co-CEO of the Company in April 2023. Mr. Zhao served as a senior vice president from 2018 to 2023. Mr. Zhao has held several leadership roles across the Company. He started the Duo Duo Grocery business and led the operations of a few key product categories on the Pinduoduo platform, including agriculture, and also led the Company’s supply chain efforts. Mr. Zhao received his Bachelor’s degree in E-commerce Management from South China University of Technology.

The Company has also appointed Mr. Mi Wang as Senior Vice President of Engineering, and Mr. Jiong Li as Financial Director.

Mr. Wang joined the Company in 2018 and most recently served as its Vice President of Research and Development. Prior to 2018, Mr. Wang spent seven years at Tencent (HKEx: 00700) from 2011 to 2018 and three years at Oracle (NYSE: ORCL) from 2008 to 2011 as an engineer. He holds both a Bachelor’s and a Master’s degree in Computer Engineering from Sun Yat-sen University.

Mr. Li is a Certified Public Accountant. Prior to joining the Company, Mr. Li worked at KPMG Advisory (China) Limited. He holds a Bachelor’s degree in Business English and International Economics from Shanghai International Studies University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDD HOLDINGS INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

By	:	/s/ Jiazhen Zhao
Name	:	Jiazhen Zhao
Title	:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

Date: December 19, 2025